Filed Pursuant to Rule 433
Registration No.: 333-134553

FX-Linked Note

 “US Dollar Bullish Note”

Preliminary Terms and Conditions

May 30, 2008

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the U.S. dollar (USD) relative to the euro (EUR).  If, as of the Valuation Date, the Currency Return is greater than zero (that is, if the USD has appreciated relative to the EUR on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [130%] (the Participation Rate) and the Currency Return.  If, as of the Valuation Date, the Currency Return is less than or equal to zero (that is, if the USD has depreciated or not appreciated relative to the EUR on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)(1)
Issue Size	USD [TBD]
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	[June 25], 2008
Issue Date	[June 30], 2008
Valuation Date	[June 27], 2011; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below).
Maturity Date	[June 30], 2011
Reference Exchange Rate	The spot exchange rates for the EUR quoted against the U.S. dollar, expressed as the number of USD per one EUR.
Participation Rate	[130%]

(1) Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA– by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:
	Participation Rate x Currency Return	If the Currency Return is greater than zero
	Zero	If the Currency Return is less than or equal to zero

Currency Return	{	Initial Reference Currency Rate – Settlement Rate }
Initial Reference Currency Rate
Initial Reference Currency Rate	[TBD], which is the Reference Exchange Rate on the Trade Date, determined in accordance with the Settlement Rate Option.
Settlement Rate	The Reference Exchange Rate on the Valuation Date, determined by the Calculation Agent in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option

The USD/EUR official fixing rate, expressed as the amount of USD per one EUR, for settlement in two London business days reported by the WM Company, which appears on Reuters page EURUSDFIXM=WM immediately under the caption “Bid/Ask” at approximately 4:00 p.m., London time, on the relevant day.

For further information concerning the Settlement Rate Option, see “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement.

Valuation Business Day	London
Business Day	New York
Business Day Convention	Following
Disruption Events

If a Disruption Event is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Currency Return using the Settlement Rate on the immediately succeeding scheduled Valuation Business Day on which no Disruption Event occurs or is continuing; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the EUR into USD through customary legal channels
	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or
	(C)	the Settlement Rate being unavailable, or the occurrence of an event that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.
For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.
Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0GC51
CUSIP: 5252M0GC5
Settlement System	DTC
Denominations	USD 1,000 and integral multiples of USD 1,000
Issue Type	US MTN
Fees		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$[30.00]	$[970.00]
Total
(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commissions of up to $30.00 per $1,000 principal amount, or of up to 3.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [TBD]%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

Historical Exchange Rates

The following chart shows the spot exchange rates for the EUR relative to the USD at the end of each week in the period from the week ending May 22, 2005, through the week ending May 25, 2008, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates presented in the following chart are expressed as the amount of EUR per USD to show the appreciation or depreciation, as the case may be, of the USD relative to the EUR (and are the inverse of the spot exchange rate used to calculate the Currency Return, which are expressed as the amount of USD per EUR).  The historical data on the EUR relative to the USD is not necessarily indicative of its future performance, the Currency Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show scenarios for the Redemption Amount payable at maturity of the notes, including scenarios for the Additional Amounts payable if the Currency Return is greater than, less than or equal to zero, based on hypothetical values for the Participation Rate (130%) and the Initial Reference Currency Rate (each of which will be determined on the Trade Date), as well hypothetical values for the Settlement Rate (which will be determined on the Valuation Date), and the resulting Currency Return.

The Initial Reference Currency Rate and the Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for EUR/USD exchange rates and should not be taken as indicative of the future performance of the EUR/USD exchange rate.

Example 1:    The USD appreciates relative to the EUR, from an Initial Reference Currency Rate of 1.5540 to a Settlement Rate of 1.3986, resulting in a Currency Return of 0.10 (10%).  Because the Currency Return is greater than zero, the Additional Amount is equal to 13%, and the Redemption Amount is equal to 113%, times the principal amount of the notes.

The Currency Return is 0.10 (10%), calculated as follows:

(1.5540 – 1.3986)/1.5540 = 0.10

Because the Currency Return is 0.10, the Redemption Amount payable at maturity is equal to $1,130 per $1,000 note (reflecting an Additional Amount of $130 per note), calculated as follows:

$1000 + ($1000 × 130% × 10%) = $1,130

Example 2:    The USD depreciates relative to the EUR, from an Initial Reference Currency Rate of 1.5540 to a Settlement Rate of 1.6317, resulting in a Currency Return of –0.05 (5%).  Because the Currency Return is less than zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

The Currency Return is –0.05 (–5.0%), calculated as follows:

(1.5540 – 1.6317)/1.5540 = –0.05

Because the Currency Return is –0.05, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.

Example 3:    The USD neither appreciates nor depreciates relative to the EUR, resulting in a Currency Return of zero.

Because the Currency Return is equal to zero, the Additional Amount is equal to 0%, and the Redemption Amount is equal to 100%, times the principal amount of the notes.

The Currency Return is zero, calculated as follows:

(1.5540 – 1.5540)/1.5540 = 0

Because the Currency Return is zero, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 note (reflecting an Additional Amount of $0 per note), the repayment of principal invested, with no additional return.